


13000430





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/14/13

March 7, 2013

Act: 1934
Section: 
Rule: 14a-8
Public
Availability: 3/7/13

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2013

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2013, February 21, 2013 and February 28, 2013 concerning the shareholder proposal submitted to JPMorgan Chase by John Harrington. We also have received letters on the proponent's behalf dated February 14, 2013, February 25, 2013 and March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 7, 2013

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2013

The proposal requests that the board "adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests" based upon principles specified in the proposal.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

# SANFORD J. LEWIS, ATTORNEY

March 4, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding policy on financial flows and US national security – second supplemental reply

Ladies and Gentlemen:

John Harrington (the "Proponent") as the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") has asked me to reply to the second supplemental letter dated February 28, 2013, sent by Martin Dunn of O'Melveny & Myers LLP on behalf of the Company to the Securities and Exchange Commission Staff (the "Staff"). Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

If ever there were a high-stakes and controversial issue of concern to the Company and to the US and global economy, the policy issues regarding finance of terrorism, currently out of effective control of financial institutions and governments in the US and worldwide is such an issue. The use of shell companies, and the poorly regulated role of third parties such as realtors and attorneys, in transferring funds from terrorists and others threatening US security interests are urgent concerns ought to be a priority to shareholders and the Company. If this is not a significant policy issue with a nexus to J.P. Morgan Chase, it is hard to imagine what would be.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

**1934 Act/Rule 14a-8**

February 28, 2013

*VIA E-MAIL (shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 14, 2013 (the ***"Initial Request Letter"***), as supplemented by a letter dated February 21, 2013 (the ***"Supplemental Letter"***), that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Harrington (the ***"Proponent"***) from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***). A representative of the Proponent submitted letters to the Staff dated February 14, 2013 and February 25, 2013 (collectively, the ***"Proponent Letters"***), asserting the view that the Proposal is required to be included in the 2013 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and the Supplemental Letter and respond to some of the arguments made in the second Proponent Letter, which is attached hereto as Exhibit A. A copy of the first Proponent Letter was submitted as Exhibit A to the Company's Supplemental Letter. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the

† In association with Tumbuan & Partners

Commission if the Company omits Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

## *I. EXCLUSION OF THE PROPOSAL*

### *A. The Proposal Does Not Focus on a "Significant Policy Issue" For Purposes of Rule 14a-8(i)(7)*

The second Proponent Letter expresses the view "the tightened focus on terrorism finance with its nexus to the Company" and "growing attention to these issues in the media" has raised the issue of "illicit financial flows" to the level of being a "significant policy issue" for purposes of Rule 14a-8(i)(7). The Staff was unable to concur with this exact view in *JPMorgan Chase & Co.* (February 17, 2011) (***"JPMorgan 2011"***). The first Proponent Letter points to two Congressional hearings on the topic of illicit funds transfer that occurred in 2012, actions by federal regulators to enforce existing rules and regulations, and news articles regarding those hearings and regulatory actions as support for the view that "[m]oney laundering, terrorist financing, and other illicit transactions" have, in the last year, become a significant policy issue. *See* page 3 of the first Proponent Letter.

As noted in the Initial Request Letter and the Supplemental Letter, neither the Commission nor the Staff has taken the position that money laundering, terrorist financing or "other illicit transactions" are, collectively or individually, a significant policy issue for purposes of Rule 14a-8(i)(7). Indeed, even if the Staff were to consider "terrorist financing" a significant policy issue, the Proposal is not sufficiently focused on this topic, as it relates to principles for national and international reforms to prevent the broad topic of "illicit financial flows." For example, while the Proposal indicates that "financial flows through US institutions to terrorist organizations and other countries operating against US national security interests" are a subset of the full range of "illicit financial flows" that are the subject matter of the Proposal, it in no way indicates that the subject matter of the Proposal is limited only to that subset of financial flows. The Proponent Letters have provided no basis for the view that the broad issue of "illicit financial flows" is a significant policy issue for purposes of Rule 14a-8(i)(7) and makes no attempt to argue that each type of "illicit financial flows" is such a significant policy issue.

In Exchange Act Release No. 40081 (May 21, 1998), the Commission noted that "[f]rom time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division [of Corporation Finance] adjusts its view with respect to 'social policy' proposals involving ordinary business" and that over the year the Staff "has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes." However, the Company respectfully submits that nothing cited in the Proponent Letters supports the view that "illicit financial flows," regardless of how they are described, have reached a similar level of public debate as such topics previously identified by the Staff as significant policy issues. The Company does not dispute the importance of efforts to curb illicit financial flows or the need to work closely with regulators in enhancing such measures; however, nothing in the Proponent Letters shows that this issue has risen to the same level of wide-spread public debate as greenhouse gas emissions, healthcare reform or predatory lending -- each of which was the topic of proposals in various no-action letters cited in the first Proponent Letter and each of which was (and remains) a topic of wide-spread debate in the media, government and academia.

### *B. Conclusion*

Based on the discussion above and that in the Initial Request Letter and Supplemental Letter , the Proponent Letters do not alter the Company's view regarding the application of Rule 14a-8(i)(7) to the Proposal. As the Proponent Letters inappropriately seek to revise the analysis required by Rule 14a-8(i)(7), fail to identify a basis for determining that the subject matter of the Proposal is a "significant policy issue" for the purpose of Rule 14a-8(i)(7), and fail to identify prior Staff precedent that runs counter to the Staff precedent described in the Initial Request Letter, the Company continues to be of the view that the proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

## *III. CONCLUSION*

Based on the discussion above and that in the Initial Request Letter and Supplemental Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: John Harrington, Harrington Investments, Inc.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

# EXHIBIT A

# SANFORD J. LEWIS, ATTORNEY

February 25, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding policy on financial flows and US national security – supplemental reply

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") has asked me to reply to the supplemental letter dated February 21, 2013, sent by Martin Dunn of O'Melveny & Myers LLP on behalf of the Company to the Securities and Exchange Commission Staff (the "Staff"). Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

The Company in its latest letter regurgitates its assertions that prior Staff decisions found no significant policy issue sufficient to transcend ordinary business.

However, the Staff has made it clear that what is not deemed a significant policy issue one year, may, as it persists, rise to the level of a significant policy issue in subsequently. The embroilment of the Company in these issues, the tightened focus on terrorism finance with its nexus to the Company, and the growing attention to these issues in the media have tallied into a compelling argument that this year this proposal addresses a significant policy issue, such that the proposal should not be excluded under Rule 14a-8(i)(7).

In this and all other aspects, we stand by our initial reply letter.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

# SANFORD J. LEWIS, ATTORNEY

February 25, 2013

Via email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding policy on financial flows and US national security – supplemental reply

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") has asked me to reply to the supplemental letter dated February 21, 2013, sent by Martin Dunn of O'Melveny & Myers LLP on behalf of the Company to the Securities and Exchange Commission Staff (the "Staff"). Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

The Company in its latest letter regurgitates its assertions that prior Staff decisions found no significant policy issue sufficient to transcend ordinary business.

However, the Staff has made it clear that what is not deemed a significant policy issue one year, may, as it persists, rise to the level of a significant policy issue in subsequently. The embroilment of the Company in these issues, the tightened focus on terrorism finance with its nexus to the Company, and the growing attention to these issues in the media have tallied into a compelling argument that this year this proposal addresses a significant policy issue, such that the proposal should not be excluded under Rule 14a-8(i)(7).

In this and all other aspects, we stand by our initial reply letter.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
JAKARTA†
LONDON
LOS ANGELES

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEWPORT BEACH
NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

**1934 Act/Rule 14a-8**

February 21, 2013

*VIA E-MAIL (shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 14, 2013 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Harrington (the ***"Proponent"***) from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***). A representative of the Proponent submitted a letter to the Staff dated February 14, 2013 (the ***"Proponent Letter"***), asserting its view that the Proposal is required to be included in the 2013 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

† In association with Tumbuan & Partners

## *I. BACKGROUND*

On November 9, 2012, the Company received the Proposal for inclusion in the Company's 2013 Proxy Materials. The Proposal requests that the "Board adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests," based upon three listed principles. In its Initial Request Letter, the Company requested no-action relief from the Staff to omit the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

The Proponent Letter expresses the view that the Proposal and Supporting Statement should not be subject to exclusion from the 2013 Proxy Materials under Rule 14a-8 because the subject matter of the Proposal relates to a significant policy issue that transcends ordinary business matters and the Proposal does not micromanage the Board's implementation of the Proposal.

## *II. EXCLUSION OF THE PROPOSAL*

### *A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) as it Relates to Matters Regarding the Company's Ordinary Business Operations*

#### *1. The Proposal does not focus on a "significant policy issue"*

##### *a. Precedent cited in the Proponent Letter supports, rather than rebuts, the Company's view that the Proposal does not focus on a sufficiently significant policy issue*

The Proponent Letter expresses the view that the Proposal relates to a significant policy issue and, as such, may not be properly omitted in reliance on Rule 14a-8(i)(7). The Proponent Letter asserts that the Proposal is not similar to the proposal in *JPMorgan Chase & Co.* (February 17, 2011) (*"JPMorgan 2011"*), because it is "refocused to address the significant policy issue of financial flow threats to US National Security" and "avoids touching tangentially on upon ordinary business matters." *See* the Proponent Letter at page 3. However, a plain reading of the Proposal does not support this view. The Proposal seeks the adoption of "public policy principles for national and international reforms to prevent illicit financial flows, <u>especially</u> financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests" (emphasis added) -- meaning that the Proposal is not focused solely on "financial flow threats to US national security," but relates more generally to the prevention of "illicit financial flows" through U.S. financial institutions.

The Proponent Letter points to two Congressional hearings on the topic of illicit funds transfer, several news articles, and legal actions by several federal regulators for support of the view that a proposal "seeking to have the board formulate a principled position on a systemic, industry-wide public policy issue" relates to a significant policy issue. However, neither the

Commission nor the Staff has taken the position that anti-money laundering efforts, regardless of the means by which they are described, are a significant social policy for purposes of Rule 14a-8(i)(7). Indeed, the *Citicorp* (January 8, 1997) (*"Citicorp"*) letter cited in the Proponent Letter demonstrates that prior Staff precedent has found proposals relating to anti-money laundering activities to be an ordinary business matter and not related to a significant policy issue for purposes of Rule 14a-8(i)(7). Specifically, in *Citicorp*, the Staff concurred with the view that a proposal requesting a review of the use of the company's accounts by customers to transfer capital and the combating of illegal transactions could be omitted in reliance on Rule 14a-8(i)(7) as relating to the ordinary business matter of "monitoring illegal transfers through customer accounts."

In *JPMorgan 2011*, the Staff found that an almost identical proposal could be omitted under Rule 14a-8(i)(7) because it "relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue"[1] – that is, it was the subject matter of the proposal, not the requested action, that determined the application of Rule 14a-8(i)(7) to that proposal. However, the Proponent Letter attempts to recast *JPMorgan 2011* as standing for the view that any "policy reform" proposal requiring "implementation action" by a company micro-manages that company and that any such proposal that simply asks a company to "take a policy stance" does not. The Company does not believe that the Staff's decision in *JPMorgan 2011* supports this view.

As demonstrated by the chart on page 6 of the Initial Request Letter, the Proposal is substantially identical to the proposal in *JPMorgan 2011* and asks the Company to take the same actions (*i.e.*, adopt principles for national and international reforms to prevent illicit financial flows) regarding the products and services it offers. The only differences between the proposals are: (1) stylistic word changes to paragraphs one and three; and (2) removal of paragraph two of the 2011 proposal. These changes do not alter the substance of the Proposal, which, like the proposal in *JPMorgan 2011*, relates to the Company's ordinary business operations (*i.e.*, principles regarding the products and services that the Company offers).

***b. Precedents cited in the Proponent Letter do not address the subject matter of the Proposal and, therefore, are irrelevant to the determination of whether the Proposal focuses on a sufficiently significant policy issue***

In support of its view that the subject matter of the Proposal is a significant policy issue, the Proponent Letter looks to prior Staff precedent regarding:

- proposals seeking the adoption of principles relating to health care reform; and
- proposals seeking the adoption of principles relating to global warming.

[1] *See also Bank of America* (February 17, 2011) and *Citigroup* (February 17, 2011) (concurring that those companies could exclude the same proposal from their 2011 proxy materials under Rule 14a-8(i)(7)).

These references are irrelevant to the analysis. Despite the Proponent Letter's claim otherwise, it is the subject matter of a proposal that determines the application of Rule 14a-8(i)(7) and not the action sought. As such, it is not appropriate to analyze the application of that rule to a proposal based solely on the nature of the action sought. The health care reform and global warming proposals bear no relationship to the subject matter of the Proposal and have no bearing on the ability of the Company to properly omit the Proposal in reliance on Rule 14a-8(i)(7). The subject matter of each of the Staff precedents cited by the Proponent Letter was limited to a matter that the Staff determined to be a "significant policy issue." The subject matter of the Proposal is not similar to the subject matter of the referenced proposals.

The Proponent Letter further misstates the rationale for a number of other prior no-action letters by referring to them as "micro-management" proposals and thus "inapplicable to the present circumstances and [P]roposal":

- *Citicorp*. As noted above, the proposal in this Staff letter related to the Board's review of the use of the company's accounts by customers to transfer capital and the combating of illegal transactions. Although the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) as relating to the ordinary business matter of monitoring illegal transactions through customer accounts at the bank, the Proponent Letter expresses the view that "[b]y contrast, the current [P]roposal does not delve into the procedures or policies used by the Company to combat illegal transactions; instead the focus is on the public policy environment in which the bank operates, and the need for effective public policies to address systemic failings." Again, the Proponent Letter incorrectly argues that it is the action sought by the Proposal, and not the subject matter of the Proposal, that is most significant for purposes of Rule 14a-8(i)(7).

- *J.P. Morgan Chase* (February 26, 2007), *Bank of America Corp.* (February 21, 2007) and *Citigroup Inc.* (February 21, 2007). The proposal in these Staff letters requested that the Board prepare a report about company policies in place to safeguard against corporate or individual clients seeking to use funds for capital flight or tax avoidance. Although the Staff concurred with the exclusion of the proposals under Rule 14a-8(i)(7) as relating to ordinary business matters, the Proponent Letter expresses the view that "[a]gain, in contrast to the current Proposal, this proposal entailed an inward review of company policies rather than attention to a systemic public policy issue." Again, the Proponent Letter incorrectly argues that it is the action sought by the Proposal, and not the subject matter of the Proposal, that is most significant for purposes of Rule 14a-8(i)(7).

- *Bank of America Corporation* (January 22, 2009, recon. denied March 10, 2009). The proposal in this Staff letter requested that the Company no longer accept matriculate consular cards for identification when providing banking services. Although the Staff concurred with the exclusion of the proposals under Rule 14a-8(i)(7) as relating to ordinary business matters, the Proponent Letter expresses the view that "the proposal that was found excludable attempted to regulate the manner in which the Company provides products and services to customers, not to adopt a policy position applicable to the broader policy environment." Again, the Proponent Letter incorrectly argues that it is the action sought by the Proposal, and not the subject matter of the Proposal, that is most significant for purposes of Rule 14a-8(i)(7).

As described in the Initial Request Letter, applying the Rule 14a-8(i)(7) analysis mandated by the Commission to the subject matter of the Proposal and the Company's ordinary business operations results in a straightforward question that determines the application of Rule 14a-8(i)(7) to the Proposal -- do the laws, regulations and procedures designed to prevent illicit financial flows in the United States and internationally relate to the ordinary business operations of a company in the business of providing financial services in the United States and internationally? We believe that the answer to that question is "yes" and *JPMorgan 2011* confirms this answer. As such, the Company may properly exclude the Proposal in reliance on Rule 14a-8(i)(7).

### *2. The Proposal relates to the Company's legal compliance program*

As discussed in the Initial Request Letter, the Proposal relates to the Company's legal compliance program. The Proponent Letter expresses the view that this does not affect the application of Rule 14a-8(i)(7) because "the Proposal is outward looking, examining critical public policy issues outside of the firm." In support of this view, the Proponent Letter relies upon prior Staff precedent where the Staff expressed the view that a proposal could not be excluded, despite the company's view that the proposal related to a legal compliance program, because the subject matter of the proposal was a significant policy issue. For example, the Proponent Letter cites to *Bank of America Corp.* (February 23, 2006), *Conseco, Inc.* (April 5, 2001) and *Associates First Capital Corp.* (March 13, 2002) as relating to proposals that were about the "illegal practice" of predatory lending and, thus, not subject to exclusion as relating to the ordinary business matter of legal compliance. However, it is clear from these letters that "predatory lending practices" is a Staff-recognized significant policy matter -- not "illegal activities" in general.[2]

The Proponent Letter's discussion in this context is inappropriate for the following reasons:

- as discussed above, the subject matter of the Proposal is not a "significant policy issue" for purposes of Rule 14a-8(i)(7); and
- even assuming it could be argued that some portion of the Proposal related to a "significant policy issue," as discussed in the Initial Request Letter, the Staff has consistently permitted a company to omit a proposal under Rule 14a-8(i)(7) where the Proposal is not sufficiently focused on the significant policy issue.

---

2 In contrast, the Staff concurred that a proposal asking Bank of America to implement a policy that it "will not provide credit or other banking services to lenders that are engaged in payday lending" could be omitted in reliance on Rule 14a-8(i)(7), as not all payday lenders engage in predatory lending practices and, thus, the proposal was overly broad and not sufficiently focused on a significant policy matter. *See Bank of America Corporation* (March 7, 2005).

As noted in the Initial Request Letter, the Proposal seeks Company action with regard to the flow of illicit funds through the financial system, including promoting strict adherence to anti-money laundering safeguards by specified actors in financial market transactions. As part of its ordinary day-to-day business, the Company has established policies and procedures designed for compliance with its legal obligations relating to the subject matter of the Proposal. Because the Proposal seeks to impact the Company's implementation of its legal compliance program as described above, the Proposal may be properly omitted under Rule 14a 8(i)(7).

***B. Conclusion***

Based on the discussion above and that in the Initial Request Letter , the Proponent Letter does not alter the Company's view regarding the application of Rule 14a-8(i)(7) to the Proposal. As the Proponent Letter inappropriately seeks to revise the analysis required by Rule 14a-8(i)(7), fails to identify a basis for determining that the subject matter of the Proposal is a "significant policy issue" for the purpose of Rule 14a-8(i)(7), and fails to identify prior Staff precedent that runs counter to the Staff precedent described in the Initial Request Letter, the Company continues to be of the view that the proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

## *III. CONCLUSION*

Based on the discussion above and that in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: John Harrington, Harrington Investments, Inc.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

# EXHIBIT A

# SANFORD J. LEWIS, ATTORNEY

February 14, 2013

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding policy on financial flows and US national security

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company regarding a policy on financial flows and US national security. We have been asked by the Proponents to respond to the letter dated January 14, 2013, sent by Martin Dunn of O'Melveny & Myers LLP on behalf of the Company to the Securities and Exchange Commission Staff (the "Staff"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal and the letter from the Company. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

## SUMMARY

The Proposal requests that the Board of Directors adopt principles for national and international public policy reforms to prevent money moving through the financial system from undermining US national security. In particular, the proposal focuses on illicit financial flows to terrorists and other individuals and entities posing danger to the U.S. economy. Thus, the Proposal seeks to have the board formulate a principled position on a systemic, industry-wide public policy issue.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7), because it relates to ordinary business. However, the subject matter of the Proposal is a high profile public policy issue for the Obama administration and the focus of congressional investigations. A Senate Subcommittee report demonstrated that numerous holes in the

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public policy environment of international finance prevent effective accountability of financial flows and that banks are currently at the mercy of unregulated and under-regulated third parties in the weak regulatory environment in which they operate. In order to stem illicit financial flows in the global economy and protect US national security, significant reforms are needed at national and international levels – issues outside of the control of any individual banking institution.

The Proposal addresses a very significant policy issue, does not intrude on the ordinary business of the Company, and does not micromanage. The subject matter of the Proposal also has a clear nexus to the Company, which has itself been implicated in related matters. Therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

For the convenience of the Staff, the Proposal is enclosed as Attachment A.

## ANALYSIS

**I. The proposal addresses a significant social policy issue and does not micromanage, and therefore is not excludable under the ordinary business exclusion.**

The Proponent and the Company agree that a proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business. We also agree that shareholder proposals that raise significant policy issues may be excluded if they seek to micromanage the Company. At issue is how to apply these general principles to shareholder proposals requesting that a company adopt principles for national and international reforms to prevent illicit financial flows that undermine US national security. Does the proposal address a significant social policy issue? Does it avoid micromanagement? We believe the Staff should and will find that in the case of the current Proposal the answer to both questions is affirmative, and thus the Proposal is not excludable.

**A. Although a similar proposal was found to be excludable under Rule 14a-8(i)(7) in 2011, the focus of the current Proposal on US national security, and increasing concerns about these issues in the financial sector, have now elevated the subject matter to a significant policy issue.**

A similar prior proposal by the Proponent was not found by the Staff to address a significant policy issue sufficient to prevent exclusion in 2011. *J.P. Morgan Chase* (February 17, 2011). However, in contrast to the 2011 proposal, the current Proposal addresses a significant policy issue, and is non-excludable, in the opinion of the Proponent, for three reasons:

1. Over the last year the issues of the financial sector's role in funding terrorism and other threats to US national security has continued to make headlines and to occupy an increasing portion of congressional and public attention. Under the Staff's decision-making process, an issue may not be considered a significant policy issue one year, but can rise to such a status if the issue has staying power and increased congressional, public

or media attention. This has happened in recent years on various other issues including net neutrality, antibiotics in animal feed and climate change. Given the events of 2011-2013, the major concerns about the continuing inability of financial institutions to control financial flows from terrorists and other enemies of US security have arisen to the level at which the proposal is not excludable.

2. The current Proposal is refocused to address the significant policy issue of financial flow threats to US national security - particularly terrorism, which has been both in the news and a focus of considerable government attention and investigation. Policy circles have also been more engaged in research on and discussion of the issues of funding for terrorism and illicit finance. Therefore, the current Proposal with its honed focus and consistency with current policy discussions relates to a significant policy issue.

3. The current Proposal avoids touching tangentially upon ordinary business matters which the prior proposal might, in some views, have addressed. In addition, the deletion of Paragraph 2 of the previous proposal removed language referring to "an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry." This omission makes the Proposal less subject to ordinary business exclusion, because this issue arguably related to a matter of the inner workings of the Company, namely how it accesses data relevant to these issues.

**B. Recent developments demonstrate that the subject matter of the Proposal addresses a significant policy issue with a nexus to the Company.**

**i. Interest from Congress and the U.S. Department of Treasury**

Money laundering, terrorist financing, and other illicit transactions are a significant policy issue in which the United States Congress has shown repeated and sustained interest. This interest is most clearly demonstrated by a number of congressional hearings before multiple subcommittees and the Treasury Department's related 2011 action against JPMorgan.

On July 17th, 2012, the Under Secretary for Terrorism and Illicit Finance, David Cohen, spoke before the Senate Committee on Homeland Security and Governmental Affairs Permanent Subcommittee on Investigations on U.S. Vulnerabilities to Money Laundering, Drugs, and Terrorism. According to Under Secretary Cohen:

"the scale, efficiency and sophistication of the United States' financial system—particularly its banking sector—make it a prime target for those who seek to conceal and move illicit money. This involves not just money launderers, of course, but terrorists, proliferators, drug lords and organized crime figures, who must, at some point, rely on the financial system to move or launder the illicit funds supporting or derived from their operations."

When "safeguards are not stringently enforced," Cohen stated, "money launderers, terrorist financiers and other illicit actors are able to take advantage of the U.S. financial system."[1]

On May 18, 2012, the House Homeland Security Subcommittee on Counterterrorism and Intelligence held a hearing titled, "Terrorist Financing Since 9/11: Assessing an Evolving Al Qaeda and State Sponsors of Terrorism."[2] Congress's interest in the issue of illicit transactions and terrorist financing demonstrate that these represent a significant policy issue.

In 2011, the Treasury Department took action against JPMorgan alleging a lack of oversight on matters of illicit financial transactions and violations of US sanctions. JP Morgan agreed to pay $88.3 million to the Treasury Department, which had accused the bank of thwarting United States sanctions by processing roughly $178.5 million for Cubans in 2005 and 2006." The bank also made a series of transactions with Iran and Sudan in violation of sanctions in 2009 and 2011, respectively. In a 2011 statement, Treasury officials called the bank's actions "egregious," adding that JPMorgan's "managers and supervisors acted with knowledge of the conduct constituting the apparent violations and recklessly failed to exercise a minimal degree of caution or care."[3]

According to Reuters, the U.S. Senate Banking Committee is expected to hold a hearing soon on anti-money laundering issues. In January 2013, The Office of the Comptroller of Currency (OCC) and the Federal Reserve ordered JPMorgan Chase & Co to improve its compliance with the Bank Secrecy Act and anti-money laundering requirements after finding deficiencies in the bank's program. According to Reuters, The OCC has since stepped up its efforts to detect anti-money laundering lapses, and is expected to take action against other top banks.[4]

**ii. Media Coverage**

The significance of the issue of lending institutions' funding for terrorism and other illicit transactions, especially in the case of JPMorgan, is demonstrated by high-profile coverage of the Company in the media. As noted above, JPMorgan was fined $88.3 million by the Treasury Department in 2011. This fine received significant media attention, including in the New York Times[5], The Atlantic[6], The Wall St. Journal[7], CNN[8], Bloomberg[9], and others media outlets.

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[1] http://www.treasury.gov/press-center/press-releases/Pages/tg1640.aspx

[2] http://www.charityandsecurity.org/news/Hearing_Examines_Evolution_Terrorist_Financing_Decade_After_9/11

[3] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012. http://www.nytimes.com/2012/09/15/business/money-laundering-inquiry-said-to-target-us-banks.html?pagewanted=all

[4] "US Senate panel to hold anti-money laundering hearing – sources," Reuters, January 17, 2013. (http://www.reuters.com/article/2013/01/17/senate-banking-moneylaundering-idUSL1E9CHJ9B20130117)

[5] "JPMorgan to Pay $88.3 Million for Sanctions Violations," New York Times, August 25, 2011.

In 2012, the New York Times reported that "Federal and state authorities are investigating a handful of major American banks for failing to monitor cash transactions in and out of their branches, a lapse that may have enabled drug dealers and terrorists to launder tainted money." "Regulators, led by the Office of the Comptroller of the Currency," the Times stated, "are close to taking action against J.P. Morgan Chase for insufficient safeguards."[10]

Additionally, recent scrutiny over the bank's $6 billion derivatives trading loss has also caused government and media attention in other areas. As noted above, the OCC and Fed recently issued a cease and desist order (January 2013) to JPMorgan which, in addition to being concerned with JPMorgan's derivative trading, also looked at the company's compliance with the Bank Secrecy Act and anti-money laundering requirements and found "deficiencies in the bank's program."[11] The OCC issued its cease and desist order against JPMorgan for "unsafe and unsound business practices and violations of law or regulation related to derivatives trading activities."[12]

**iii. Broader sectoral elevation of the subject matter**

The increased scrutiny of JPMorgan's handling of illicit funds has occurred within a broader context of high-profile cases of money laundering and increased academic, government, and public scrutiny of the issue.

In July 2012, the Senate Permanent Subcommittee on Investigations accused the UK-based bank, HSBC of exposing "the U.S. financial system to money-laundering and terrorist financing risks" between 2001 and 2010. This decade-long failure to comply with national anti-money laundering laws occurred at Europe's biggest bank.[13]

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(http://dealbook.nytimes.com/2011/08/25/jpmorgan-to-pay-88-3-million-for-sanctions-violations/)

[6] "Treasury Department Fines JPMorgan Chase $88.3 Million," The Atlantic, August 26, 2011. (http://www.theatlanticwire.com/business/2011/08/treasury-department-fines-jpmorgan-chase-883-million/41760/)

[7] "J.P. Morgan Settles for $88.3 Million," The Wall Street Journal, August 26, 2011. (http://online.wsj.com/article/SB10001424053111904009304576530954291900900.html)

[8] "JP Morgan Chase in $88.3 million settlement with Treasury," CNN Money, August 25, 2011. (http://money.cnn.com/2011/08/25/news/companies/jpmorgan_chase_sanctions/index.htm)

[9] "Treasury Reaches $88.3 Million JPMorgan Sanctions Settlement," Bloomberg, August 25, 2011. (http://www.bloomberg.com/news/2011-08-25/treasury-reaches-88-3-million-jpmorgan-sanctions-settlement.html)

[10] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012. (http://www.nytimes.com/2012/09/15/business/money-laundering-inquiry-said-to-target-us-banks.html?pagewanted=all&_r=0)

[11] "US Senate panel to hold anti-money laundering hearing – sources," Reuters, January 17, 2013. (http://www.reuters.com/article/2013/01/17/senate-banking-moneylaundering-idUSL1E9CHJ9B20130117)

[12] "OCC Issues Cease-and-Desist Against J.P. Morgan (JPM); U.K. FSA Continues Investigation," StreetInsider.com, January 14, 2013. (http://www.streetinsider.com/Corporate+News/OCC+Issues+Cease-and-Desist+Against+J.P.+Morgan+(JPM)%3B+U.K.+FSA+Continues+Investigation/8006754.html)

[13] "HSBC Executive Resigns at Senate Money-Laundering Hearing," Bloomberg Businessweek, July 23, 2012. (http://www.businessweek.com/news/2012-07-16/hsbc-aided-money-laundering-by-iran-drug-cartels-probe-shows)

The Office of the Comptroller of the Currency cited HSBC for multiple severe anti-money laundering deficiencies, including a failure to monitor $60 trillion in wire transfer and account activity; a backlog of 17,000 unreviewed account alerts regarding potentially suspicious activity; and a failure to conduct anti-money laundering due diligence before opening accounts for HSBC affiliates.[14]

The British bank, which has also been investigated by federal and state prosecutors in the United States, was suspected of funneling cash for Saudi Arabian banks with ties to terrorists, according to federal authorities with direct knowledge of the investigations. According to the New York Times, "the case against HSBC alarmed banking regulators, who wondered if monitoring flaws could be pervasive in the banking industry. The Comptroller's Office, which lawmakers accused of missing warning signs about HSBC's weaknesses, has stepped up its scrutiny of American banks in recent months."[15] At one particular Senate hearing related to HSBC's money-laundering investigation, a bank executive resigned.[16] As Senator Thomas Coburn of Oklahoma, the subcommittee's senior Republican, pointed out at the HSBC hearing, "similar problems exist at other banks."[17] Indeed, the OCC also issued a cease-and-desist order against Citigroup for gaps in its oversight of cash transactions in April of 2012.[18] Also, according to law enforcement testimony in a federal drug case in Texas from the Summer of 2012, Mexican drug cartels hid proceeds from cocaine-trafficking in two accounts at Bank of America.[19]

A recent academic study on shell companies and money laundering helps further reveal the relative ineffectiveness of current self-imposed procedures. The study, released by the Griffith University Centre for Governance and Public Policy[20] and called by The Economist "the most thorough [study] of its kind,"[21] was coauthored by Michael Findley of University of Texas at Austin, Daniel Nielson of Brigham Young University, and Jason Sharman of Griffith University. The study consisted of a research team impersonating 21 interested parties, from low-risk customers to would-be money launderers, corrupt officials, and terrorist financiers. In their fake guises they approached more than 3,700 Corporate Service Providers: those responsible for making and selling shell companies. The results of the study are quite striking:

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[14] "HSBC Exposed U.S. Financial System to Money Laundering, Drug, Terrorist Financing Risks," Permanent Subcommittee on Investigations Website, July 16, 2012. (http://www.hsgac.senate.gov/subcommittees/investigations/media/hsbc-exposed-us-finacial-system-to-money-laundering-drug-terrorist-financing-risks)

[15] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012.

[16] "HSBC Executive Resigns at Senate Money-Laundering Hearing," Bloomberg Businessweek, July 23, 2012.

[17] Ibid.

[18] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012..

[19] Ibid.

[20] Griffith Study is available for download at: http://www.griffith.edu.au/business-government/centre-governance-public-policy/research-publications/?a=454625

[21] "Launderers Anonymous," The Economist, September 22, 2012. (http://www.economist.com/node/21563286)

• "Nearly half of all the replies to the team's solicitation emails did not ask for their identity, breaking the international standards. 22% never asked for any identification at all in the process of forming a shell company."

• "In a similar reversal of assumptions, those providers in developing countries were more likely to follow the rules than those in developed nations."

The report's conclusion states:

> "Overall, international rules that those forming shell companies must collect proof of customers' identity are ineffective. Nearly half (48 percent) of all replies received did not ask for proper identification, and 22 percent did not ask for any identity documents at all to form a shell company.... Against the conventional policy wisdom, those selling shell companies from tax havens were significantly more likely to comply with the rules than providers in OECD countries like the United States and Britain ... Another surprise was that providers in poorer, developing countries were also more compliant with global standards than those in rich, developed nations... Defying the international guidelines of a "risk-based approach," shell company providers were often remarkably insensitive to even obvious criminal risks."

The Griffith study reveals the remarkable ease of gaining illegitimate access to the U.S. financial system through the use of shell companies and highlights the need for banks to do a better job of monitoring the money flowing through their system. According to an article about the study in The Economist, the United States was "by some measures the least compliant of all." The article noted that "the incorporation-friendly states and business groups opposing reform continue to have the upper hand, despite valiant attempts by Senator Carl Levin to push through legislation that would require the registration of beneficial owners. Movers of dirty money know where the best shells are to be had, and it is not on a Caribbean island."[22]

**C. Similar proposals for policy reform principles on global warming and health care demonstrate appropriate parameters for policy reform proposals that are not excludable under the ordinary business exclusion or other exclusions.**

In recent years, the Staff has found that proposals asking a Board of Directors to adopt principles for policy reforms on global warming and health care were not excludable on the basis of ordinary business. The proposals provided a model for the current Proposal, and thus it should be viewed in light of those recent decisions.

In the Staff decision in *Safeway* (March 17, 2010) the proposal urged the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

[22] "Launderers Anonymous," The Economist, September 22, 2012. (http://www.economist.com/node/21563286)

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
5. Use revenues from the carbon market to:
   • Keep consumers whole as our nation transitions to clean energy;
   • Invest in clean energy technologies and energy efficiency measures;
   • Assist states, localities and tribes in addressing and adapting to global warming impacts;
   • Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
   • Support efforts to conserve wildlife and natural systems threatened by global warming; and
   • Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.
6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

The Company challenged that resolution with ordinary business and vagueness arguments. The Staff saw the issue of climate change as a significant policy issue, and the request to adopt reform principles was an approach that did not micromanage the company. Notably, the level of detail of the proposal was deemed sufficient and not vague or indefinite.

The health care reform principles proposal requested that various companies' Boards of Directors "adopt principles for comprehensive health care reform":

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and suitable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

There have been many challenges to that health care policy model proposal in which the Staff rejected ordinary business assertions: *CBS* (March 30, 2009), *Bank of America Corporation* (Feb. 17,2009); *UnitedHealth Group Incorporated* (Apr. 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, Apr. 15, 2008); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation* (Feb. 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST Inc.* (February 7,2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). However, only two proposals were excluded on ordinary business grounds: *CVS Caremark Corporation* (January 31,2008, reconsideration denied February 29, 2008); *Wyeth, Inc.* (February 25, 2008). As pointed out by the proponent in CBS, the distinction between proposals that were successfully challenged on ordinary business grounds and those that were not is that the two proposals that were found excludable asked for the company to do more than adopt a set of reform principles–they also asked for disclosure of implementation actions. Requesting disclosure of implementation actions appears to cross the line into ordinary business.

In the Staff's ordinary business decisions on policy reform proposals, a distinction has been made between proposals that require implementing action by a company and its management, and those that ask the Board of Directors to develop and take a policy stance. Notable in both the healthcare and the climate change proposals, as well as in the present Proposal, the request to adopt principles of reform did not micromanage the actual position taken by the Board, or prescribe implementing actions. Instead, a list of principles is included as an exemplary, rather than as a directive. These proposals are an effort by shareholders to ask the Board of Directors to give attention to and provide leadership in addressing public policy needs relevant to the business; at the same time, the proposals leave discretion for the Board to determine the exact content of their principled stance. In this instance, the Company argues that "whether it is the issuance of report or the formation of a special committee . . . or the adoption of principles as provided in the Proposal, is irrelevant to the application of Rule 14a-8(i)(7)." As demonstrated by prior decisions discussed above, this could not be further from the truth. Staff decisions regarding exclude ability based on Rule 14a-8(i)(7) regularly turn on the specific action requested in a proposal. The present Proposal appropriately requests adoption of policy reform, in contrast to adoption of a particular directive, and therefore does not fall within the ordinary business operations exemption.

**i. Ordinary business precedents cited by the Company that sought specific managerial action on internal matters (micromanagement) are inapplicable to the Proposal.**

The Company cites prior decisions on money laundering and privacy, and on the subject matter relating to the Company's products and services, which are inapplicable to the present circumstances and Proposal, because they involved efforts of shareholder proponents to micromanage specific actions in the management of a financial institution's business.

For instance, the Company cites *Citicorp* (January 8, 1997) where the proposal requested that the board of directors review the Company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. The Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. By contrast, the current Proposal does not delve into the procedures or policies used by the Company to combat illegal transactions; instead the focus is on the public policy environment in which the bank operates, and the need for effective public policies to address systemic failings.

The Company also cites *J.P. Morgan Chase* (February 26, 2007), *Bank of America Corp.* (February 21, 2007) and *Citigroup Inc.* (February 21, 2007), which asked the respective boards to prepare a report about company policies in place to safeguard against corporate or individual clients seeking to use funds for capital flight or tax avoidance. Again, in contrast to the current Proposal, this proposal entailed an inward review of company policies rather than attention to a systemic public policy issue.

The Company also cites *Bank of America Corporation* (March 10, 2009) requesting the company's acceptance of matriculate consular cards for identification when providing banking services. Again, the proposal that was found excludable attempted to regulate the manner in which the Company provides products and services to customers, not to adopt a policy position applicable to the broader policy environment.

**D. The Proposal does not impermissibly relate to the Company's legal compliance program.**

Since the present resolution asks the board committee to address policies of reform - applicable to third parties or to the entire industry – and not to address the Company's own compliance strategy, the present resolution does not impermissibly address issues of legal compliance. The Proposal is outward looking, examining critical public policy issues outside of the firm, rather than inward looking, examining the procedures or compliance systems within the firm.

The Company notes that the Proposal addresses a compliance issue for a company in a highly regulated industry with multiple regulators, both domestically and abroad. While not denying that the current policy environment hampers the Company's ability to police its transactions, the Company goes on to talk about its compliance systems including the use of due diligence to determine whether there is a reason to investigate "a particular matter." This argument, and the cases cited, ignores the distinction in the present matter, which is that this Proposal does not relate to any "particular matters" of internal compliance or even internal policies affecting the day-to-day business of the Company - reporting on compliance *FedEx Corporation* (July 14, 2009), *Coca-Cola Company* (January 9, 2008) or altering compliance procedures, *Yum! Brands* (March 5, 2010) - but rather only the adoption of a broader public policy stance.

The finding of the Senate investigation is that these systems cited by the Company were not up to the task of preventing illicit transactions because the policy environment in which the Company operates is severely lacking in accountability mechanisms of the other parties with which the bank transacts.

Even assuming that the Proposal touches upon compliance related issues, when the subject matter of the resolution addresses transcendent social policy issues, as it does in the present matter, the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the Company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

Like the current Proposal, each of these non-excludable proposals addressed significant social policy issues confronting the company, even though they touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not excludable because they were focused on how the company should address the issues that transcended the day-to-day affairs of the company.

## CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met this burden that the Proposal is excludable under Rules 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

**Attachment A**
**Text of the Shareholder Proposal**

RECEIVED BY THE
NOV 09 2012
OFFICE OF THE SECRETARY

## Policy on financial flows and US national security

**WHEREAS:**

US national security may be jeopardized by the failure of banks to prevent transactions that transfer wealth to terrorists and other organizations operating against US interests. For instance, JPMorgan Chase agreed to pay $88.3 million to the treasury department in 2011 to settle allegations that it had processed roughly $178.5 million for Cubans in 2005 and an improper $2.9 million loan in 2009 to a bank tied to Iran's government on a shipping line. The shipping line was known to carry weapons for terrorist organizations.

New York Dist. Atty. Robert Morgenthau has reported that Iranian entities move money all over the world without detection, including through banks located in Manhattan, in order to pay for materials necessary to develop nuclear weapons, long-range missiles and roadside bombs.

Jack Blum, former head of the United Nations Experts Group on Asset Recovery and a Former Investigator for the Senate Committee on Foreign Relations Subcommittee on Narcotics, Terrorism and International Operations, has stated in a hearing of the US Senate Homeland Security Committee that the single most important tool for people trying to hide money from law enforcement is the anonymous shell corporation.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds such as these through our company and the financial system.

**RESOLVED:**
Shareholders request that the Board adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests, based upon the following principles:

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to transparency requirements that allow banks to scrutinize transactions for money laundering.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

## SANFORD J. LEWIS, ATTORNEY


February 14, 2013

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding policy on financial flows and US national security

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company regarding a policy on financial flows and US national security. We have been asked by the Proponents to respond to the letter dated January 14, 2013, sent by Martin Dunn of O'Melveny & Myers LLP on behalf of the Company to the Securities and Exchange Commission Staff (the "Staff"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal and the letter from the Company. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

**SUMMARY**

The Proposal requests that the Board of Directors adopt principles for national and international public policy reforms to prevent money moving through the financial system from undermining US national security. In particular, the proposal focuses on illicit financial flows to terrorists and other individuals and entities posing danger to the U.S. economy. Thus, the Proposal seeks to have the board formulate a principled position on a systemic, industry-wide public policy issue.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7), because it relates to ordinary business. However, the subject matter of the Proposal is a high profile public policy issue for the Obama administration and the focus of congressional investigations. A Senate Subcommittee report demonstrated that numerous holes in the


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public policy environment of international finance prevent effective accountability of financial flows and that banks are currently at the mercy of unregulated and under-regulated third parties in the weak regulatory environment in which they operate. In order to stem illicit financial flows in the global economy and protect US national security, significant reforms are needed at national and international levels – issues outside of the control of any individual banking institution.

The Proposal addresses a very significant policy issue, does not intrude on the ordinary business of the Company, and does not micromanage. The subject matter of the Proposal also has a clear nexus to the Company, which has itself been implicated in related matters. Therefore, the Proposal is not excludable under Rule 14a-8(i)(7).

For the convenience of the Staff, the Proposal is enclosed as Attachment A.

## ANALYSIS

**I. The proposal addresses a significant social policy issue and does not micromanage, and therefore is not excludable under the ordinary business exclusion.**

The Proponent and the Company agree that a proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business. We also agree that shareholder proposals that raise significant policy issues may be excluded if they seek to micromanage the Company. At issue is how to apply these general principles to shareholder proposals requesting that a company adopt principles for national and international reforms to prevent illicit financial flows that undermine US national security. Does the proposal address a significant social policy issue? Does it avoid micromanagement? We believe the Staff should and will find that in the case of the current Proposal the answer to both questions is affirmative, and thus the Proposal is not excludable.

**A. Although a similar proposal was found to be excludable under Rule 14a-8(i)(7) in 2011, the focus of the current Proposal on US national security, and increasing concerns about these issues in the financial sector, have now elevated the subject matter to a significant policy issue.**

A similar prior proposal by the Proponent was not found by the Staff to address a significant policy issue sufficient to prevent exclusion in 2011. *J.P. Morgan Chase* (February 17, 2011). However, in contrast to the 2011 proposal, the current Proposal addresses a significant policy issue, and is non-excludable, in the opinion of the Proponent, for three reasons:

1. Over the last year the issues of the financial sector's role in funding terrorism and other threats to US national security has continued to make headlines and to occupy an increasing portion of congressional and public attention. Under the Staff's decision-making process, an issue may not be considered a significant policy issue one year, but can rise to such a status if the issue has staying power and increased congressional, public

or media attention. This has happened in recent years on various other issues including net neutrality, antibiotics in animal feed and climate change. Given the events of 2011-2013, the major concerns about the continuing inability of financial institutions to control financial flows from terrorists and other enemies of US security have arisen to the level at which the proposal is not excludable.

2. The current Proposal is refocused to address the significant policy issue of financial flow threats to US national security - particularly terrorism, which has been both in the news and a focus of considerable government attention and investigation. Policy circles have also been more engaged in research on and discussion of the issues of funding for terrorism and illicit finance. Therefore, the current Proposal with its honed focus and consistency with current policy discussions relates to a significant policy issue.

3. The current Proposal avoids touching tangentially upon ordinary business matters which the prior proposal might, in some views, have addressed. In addition, the deletion of Paragraph 2 of the previous proposal removed language referring to "an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry." This omission makes the Proposal less subject to ordinary business exclusion, because this issue arguably related to a matter of the inner workings of the Company, namely how it accesses data relevant to these issues.

**B. Recent developments demonstrate that the subject matter of the Proposal addresses a significant policy issue with a nexus to the Company.**

**i. Interest from Congress and the U.S. Department of Treasury**

Money laundering, terrorist financing, and other illicit transactions are a significant policy issue in which the United States Congress has shown repeated and sustained interest. This interest is most clearly demonstrated by a number of congressional hearings before multiple subcommittees and the Treasury Department's related 2011 action against JPMorgan.

On July 17th, 2012, the Under Secretary for Terrorism and Illicit Finance, David Cohen, spoke before the Senate Committee on Homeland Security and Governmental Affairs Permanent Subcommittee on Investigations on U.S. Vulnerabilities to Money Laundering, Drugs, and Terrorism. According to Under Secretary Cohen:

> "the scale, efficiency and sophistication of the United States' financial system—particularly its banking sector—make it a prime target for those who seek to conceal and move illicit money. This involves not just money launderers, of course, but terrorists, proliferators, drug lords and organized crime figures, who must, at some point, rely on the financial system to move or launder the illicit funds supporting or derived from their operations."

When "safeguards are not stringently enforced," Cohen stated, "money launderers, terrorist financiers and other illicit actors are able to take advantage of the U.S. financial system."[1]

On May 18, 2012, the House Homeland Security Subcommittee on Counterterrorism and Intelligence held a hearing titled, "Terrorist Financing Since 9/11: Assessing an Evolving Al Qaeda and State Sponsors of Terrorism."[2] Congress's interest in the issue of illicit transactions and terrorist financing demonstrate that these represent a significant policy issue.

In 2011, the Treasury Department took action against JPMorgan alleging a lack of oversight on matters of illicit financial transactions and violations of US sanctions. JP Morgan agreed to pay $88.3 million to the Treasury Department, which had accused the bank of thwarting United States sanctions by processing roughly $178.5 million for Cubans in 2005 and 2006." The bank also made a series of transactions with Iran and Sudan in violation of sanctions in 2009 and 2011, respectively. In a 2011 statement, Treasury officials called the bank's actions "egregious," adding that JPMorgan's "managers and supervisors acted with knowledge of the conduct constituting the apparent violations and recklessly failed to exercise a minimal degree of caution or care."[3]

According to Reuters, the U.S. Senate Banking Committee is expected to hold a hearing soon on anti-money laundering issues. In January 2013, The Office of the Comptroller of Currency (OCC) and the Federal Reserve ordered JPMorgan Chase & Co to improve its compliance with the Bank Secrecy Act and anti-money laundering requirements after finding deficiencies in the bank's program. According to Reuters, The OCC has since stepped up its efforts to detect anti-money laundering lapses, and is expected to take action against other top banks.[4]

**ii. Media Coverage**

The significance of the issue of lending institutions' funding for terrorism and other illicit transactions, especially in the case of JPMorgan, is demonstrated by high-profile coverage of the Company in the media. As noted above, JPMorgan was fined $88.3 million by the Treasury Department in 2011. This fine received significant media attention, including in the New York Times[5], The Atlantic[6], The Wall St. Journal[7], CNN[8], Bloomberg[9], and others media outlets.

[1] http://www.treasury.gov/press-center/press-releases/Pages/tg1640.aspx

[2] http://www.charityandsecurity.org/news/Hearing_Examines_Evolution_Terrorist_Financing_Decade_After_9/11

[3] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012. http://www.nytimes.com/2012/09/15/business/money-laundering-inquiry-said-to-target-us-banks.html?pagewanted=all

[4] "US Senate panel to hold anti-money laundering hearing – sources," Reuters, January 17, 2013. (http://www.reuters.com/article/2013/01/17/senate-banking-moneylaundering-idUSL1E9CHJ9B20130117)

[5] "JPMorgan to Pay $88.3 Million for Sanctions Violations," New York Times, August 25, 2011.

In 2012, the New York Times reported that "Federal and state authorities are investigating a handful of major American banks for failing to monitor cash transactions in and out of their branches, a lapse that may have enabled drug dealers and terrorists to launder tainted money." "Regulators, led by the Office of the Comptroller of the Currency," the Times stated, "are close to taking action against J.P. Morgan Chase for insufficient safeguards."[10]

Additionally, recent scrutiny over the bank's $6 billion derivatives trading loss has also caused government and media attention in other areas. As noted above, the OCC and Fed recently issued a cease and desist order (January 2013) to JPMorgan which, in addition to being concerned with JPMorgan's derivative trading, also looked at the company's compliance with the Bank Secrecy Act and anti-money laundering requirements and found "deficiencies in the bank's program."[11] The OCC issued its cease and desist order against JPMorgan for "unsafe and unsound business practices and violations of law or regulation related to derivatives trading activities."[12]

**iii. Broader sectoral elevation of the subject matter**

The increased scrutiny of JPMorgan's handling of illicit funds has occurred within a broader context of high-profile cases of money laundering and increased academic, government, and public scrutiny of the issue.

In July 2012, the Senate Permanent Subcommittee on Investigations accused the UK-based bank, HSBC of exposing "the U.S. financial system to money-laundering and terrorist financing risks" between 2001 and 2010. This decade-long failure to comply with national anti-money laundering laws occurred at Europe's biggest bank.[13]

---

(http://dealbook.nytimes.com/2011/08/25/jpmorgan-to-pay-88-3-million-for-sanctions-violations/)

6 "Treasury Department Fines JPMorgan Chase $88.3 Million," The Atlantic, August 26, 2011. (http://www.theatlanticwire.com/business/2011/08/treasury-department-fines-jpmorgan-chase-883-million/41760/)

7 "J.P. Morgan Settles for $88.3 Million," The Wall Street Journal, August 26, 2011. (http://online.wsj.com/article/SB10001424053111904009304576530954291900900.html)

8 "JP Morgan Chase in $88.3 million settlement with Treasury," CNN Money, August 25, 2011. (http://money.cnn.com/2011/08/25/news/companies/jpmorgan_chase_sanctions/index.htm)

9 "Treasury Reaches $88.3 Million JPMorgan Sanctions Settlement," Bloomberg, August 25, 2011. (http://www.bloomberg.com/news/2011-08-25/treasury-reaches-88-3-million-jpmorgan-sanctions-settlement.html)

10 "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012. (http://www.nytimes.com/2012/09/15/business/money-laundering-inquiry-said-to-target-us-banks.html?pagewanted=all&_r=0)

11 "US Senate panel to hold anti-money laundering hearing – sources," Reuters, January 17, 2013. (http://www.reuters.com/article/2013/01/17/senate-banking-moneylaundering-idUSL1E9CHJ9B20130117)

12 "OCC Issues Cease-and-Desist Against J.P. Morgan (JPM); U.K. FSA Continues Investigation," StreetInsider.com, January 14, 2013. (http://www.streetinsider.com/Corporate+News/OCC+Issues+Cease-and-Desist+Against+J.P.+Morgan+(JPM)%3B+U.K.+FSA+Continues+Investigation/8006754.html)

13 "HSBC Executive Resigns at Senate Money-Laundering Hearing," Bloomberg Businessweek, July 23, 2012. (http://www.businessweek.com/news/2012-07-16/hsbc-aided-money-laundering-by-iran-drug-cartels-probe-shows)

The Office of the Comptroller of the Currency cited HSBC for multiple severe anti-money laundering deficiencies, including a failure to monitor $60 trillion in wire transfer and account activity; a backlog of 17,000 unreviewed account alerts regarding potentially suspicious activity; and a failure to conduct anti-money laundering due diligence before opening accounts for HSBC affiliates.[14]

The British bank, which has also been investigated by federal and state prosecutors in the United States, was suspected of funneling cash for Saudi Arabian banks with ties to terrorists, according to federal authorities with direct knowledge of the investigations. According to the New York Times, "the case against HSBC alarmed banking regulators, who wondered if monitoring flaws could be pervasive in the banking industry. The Comptroller's Office, which lawmakers accused of missing warning signs about HSBC's weaknesses, has stepped up its scrutiny of American banks in recent months."[15] At one particular Senate hearing related to HSBC's money-laundering investigation, a bank executive resigned.[16] As Senator Thomas Coburn of Oklahoma, the subcommittee's senior Republican, pointed out at the HSBC hearing, "similar problems exist at other banks."[17] Indeed, the OCC also issued a cease-and-desist order against Citigroup for gaps in its oversight of cash transactions in April of 2012.[18] Also, according to law enforcement testimony in a federal drug case in Texas from the Summer of 2012, Mexican drug cartels hid proceeds from cocaine-trafficking in two accounts at Bank of America.[19]

A recent academic study on shell companies and money laundering helps further reveal the relative ineffectiveness of current self-imposed procedures. The study, released by the Griffith University Centre for Governance and Public Policy[20] and called by The Economist "the most thorough [study] of its kind,"[21] was coauthored by Michael Findley of University of Texas at Austin, Daniel Nielson of Brigham Young University, and Jason Sharman of Griffith University. The study consisted of a research team impersonating 21 interested parties, from low-risk customers to would-be money launderers, corrupt officials, and terrorist financiers. In their fake guises they approached more than 3,700 Corporate Service Providers: those responsible for making and selling shell companies. The results of the study are quite striking:

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[14] "HSBC Exposed U.S. Financial System to Money Laundering, Drug, Terrorist Financing Risks," Permanent Subcommittee on Investigations Website, July 16, 2012. (http://www.hsgac.senate.gov/subcommittees/investigations/media/hsbc-exposed-us-finacial-system-to-money-laundering-drug-terrorist-financing-risks)

[15] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012.

[16] "HSBC Executive Resigns at Senate Money-Laundering Hearing," Bloomberg Businessweek, July 23, 2012.

[17] Ibid.

[18] "Money-Laundering Inquiry Is Said to Aim at U.S. Banks," The New York Times, September 14, 2012..

[19] Ibid.

[20] Griffith Study is available for download at: http://www.griffith.edu.au/business-government/centre-governance-public-policy/research-publications/?a=454625

[21] "Launderers Anonymous," The Economist, September 22, 2012. (http://www.economist.com/node/21563286)

• "Nearly half of all the replies to the team's solicitation emails did not ask for their identity, breaking the international standards. 22% never asked for any identification at all in the process of forming a shell company."

• "In a similar reversal of assumptions, those providers in developing countries were more likely to follow the rules than those in developed nations."

The report's conclusion states:

> "Overall, international rules that those forming shell companies must collect proof of customers' identity are ineffective. Nearly half (48 percent) of all replies received did not ask for proper identification, and 22 percent did not ask for any identity documents at all to form a shell company.... Against the conventional policy wisdom, those selling shell companies from tax havens were significantly more likely to comply with the rules than providers in OECD countries like the United States and Britain... Another surprise was that providers in poorer, developing countries were also more compliant with global standards than those in rich, developed nations... Defying the international guidelines of a "risk-based approach," shell company providers were often remarkably insensitive to even obvious criminal risks."

The Griffith study reveals the remarkable ease of gaining illegitimate access to the U.S. financial system through the use of shell companies and highlights the need for banks to do a better job of monitoring the money flowing through their system. According to an article about the study in The Economist, the United States was "by some measures the least compliant of all." The article noted that "the incorporation-friendly states and business groups opposing reform continue to have the upper hand, despite valiant attempts by Senator Carl Levin to push through legislation that would require the registration of beneficial owners. Movers of dirty money know where the best shells are to be had, and it is not on a Caribbean island."[22]

**C. Similar proposals for policy reform principles on global warming and health care demonstrate appropriate parameters for policy reform proposals that are not excludable under the ordinary business exclusion or other exclusions.**

In recent years, the Staff has found that proposals asking a Board of Directors to adopt principles for policy reforms on global warming and health care were not excludable on the basis of ordinary business. The proposals provided a model for the current Proposal, and thus it should be viewed in light of those recent decisions.

In the Staff decision in *Safeway* (March 17, 2010) the proposal urged the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

[22] "Launderers Anonymous," The Economist, September 22, 2012. (http://www.economist.com/node/21563286)

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
5. Use revenues from the carbon market to:
    - Keep consumers whole as our nation transitions to clean energy;
    - Invest in clean energy technologies and energy efficiency measures;
    - Assist states, localities and tribes in addressing and adapting to global warming impacts;
    - Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
    - Support efforts to conserve wildlife and natural systems threatened by global warming; and
    - Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.
6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

The Company challenged that resolution with ordinary business and vagueness arguments. The Staff saw the issue of climate change as a significant policy issue, and the request to adopt reform principles was an approach that did not micromanage the company. Notably, the level of detail of the proposal was deemed sufficient and not vague or indefinite.

The health care reform principles proposal requested that various companies' Boards of Directors "adopt principles for comprehensive health care reform":

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and suitable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

There have been many challenges to that health care policy model proposal in which the Staff rejected ordinary business assertions: *CBS* (March 30, 2009), *Bank of America Corporation* (Feb. 17,2009); *UnitedHealth Group Incorporated* (Apr. 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, Apr. 15, 2008); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation* (Feb. 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST Inc.* (February 7,2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). However, only two proposals were excluded on ordinary business grounds: *CVS Caremark Corporation* (January 31,2008, reconsideration denied February 29, 2008); *Wyeth, Inc.* (February 25, 2008). As pointed out by the proponent in CBS, the distinction between proposals that were successfully challenged on ordinary business grounds and those that were not is that the two proposals that were found excludable asked for the company to do more than adopt a set of reform principles–they also asked for disclosure of implementation actions. Requesting disclosure of implementation actions appears to cross the line into ordinary business.

In the Staff's ordinary business decisions on policy reform proposals, a distinction has been made between proposals that require implementing action by a company and its management, and those that ask the Board of Directors to develop and take a policy stance. Notable in both the healthcare and the climate change proposals, as well as in the present Proposal, the request to adopt principles of reform did not micromanage the actual position taken by the Board, or prescribe implementing actions. Instead, a list of principles is included as an exemplary, rather than as a directive. These proposals are an effort by shareholders to ask the Board of Directors to give attention to and provide leadership in addressing public policy needs relevant to the business; at the same time, the proposals leave discretion for the Board to determine the exact content of their principled stance. In this instance, the Company argues that "whether it is the issuance of report or the formation of a special committee . . . or the adoption of principles as provided in the Proposal, is irrelevant to the application of Rule 14a-8(i)(7)." As demonstrated by prior decisions discussed above, this could not be further from the truth. Staff decisions regarding exclude ability based on Rule 14a-8(i)(7) regularly turn on the specific action requested in a proposal. The present Proposal appropriately requests adoption of policy reform, in contrast to adoption of a particular directive, and therefore does not fall within the ordinary business operations exemption.

**i. Ordinary business precedents cited by the Company that sought specific managerial action on internal matters (micromanagement) are inapplicable to the Proposal.**

The Company cites prior decisions on money laundering and privacy, and on the subject matter relating to the Company's products and services, which are inapplicable to the present circumstances and Proposal, because they involved efforts of shareholder proponents to micromanage specific actions in the management of a financial institution's business.

For instance, the Company cites *Citicorp* (January 8, 1997) where the proposal requested that the board of directors review the Company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. The Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. By contrast, the current Proposal does not delve into the procedures or policies used by the Company to combat illegal transactions; instead the focus is on the public policy environment in which the bank operates, and the need for effective public policies to address systemic failings.

The Company also cites *J.P. Morgan Chase* (February 26, 2007), *Bank of America Corp.* (February 21, 2007) and *Citigroup Inc.* (February 21, 2007), which asked the respective boards to prepare a report about company policies in place to safeguard against corporate or individual clients seeking to use funds for capital flight or tax avoidance. Again, in contrast to the current Proposal, this proposal entailed an inward review of company policies rather than attention to a systemic public policy issue.

The Company also cites *Bank of America Corporation* (March 10, 2009) requesting the company's acceptance of matriculate consular cards for identification when providing banking services. Again, the proposal that was found excludable attempted to regulate the manner in which the Company provides products and services to customers, not to adopt a policy position applicable to the broader policy environment.

**D. <u>The Proposal does not impermissibly relate to the Company's legal compliance program.</u>**

Since the present resolution asks the board committee to address policies of reform - applicable to third parties or to the entire industry – and not to address the Company's own compliance strategy, the present resolution does not impermissibly address issues of legal compliance. The Proposal is outward looking, examining critical public policy issues outside of the firm, rather than inward looking, examining the procedures or compliance systems within the firm.

The Company notes that the Proposal addresses a compliance issue for a company in a highly regulated industry with multiple regulators, both domestically and abroad. While not denying that the current policy environment hampers the Company's ability to police its transactions, the Company goes on to talk about its compliance systems including the use of due diligence to determine whether there is a reason to investigate "a particular matter." This argument, and the cases cited, ignores the distinction in the present matter, which is that this Proposal does not relate to any "particular matters" of internal compliance or even internal policies affecting the day-to-day business of the Company - reporting on compliance *FedEx Corporation* (July 14, 2009), *Coca-Cola Company* (January 9, 2008) or altering compliance procedures, *Yum! Brands* (March 5, 2010) - but rather only the adoption of a broader public policy stance.

The finding of the Senate investigation is that these systems cited by the Company were not up to the task of preventing illicit transactions because the policy environment in which the Company operates is severely lacking in accountability mechanisms of the other parties with which the bank transacts.

Even assuming that the Proposal touches upon compliance related issues, when the subject matter of the resolution addresses transcendent social policy issues, as it does in the present matter, the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the Company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions*. See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

Like the current Proposal, each of these non-excludable proposals addressed significant social policy issues confronting the company, even though they touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not excludable because they were focused on how the company should address the issues that transcended the day-to-day affairs of the company.

**CONCLUSION**

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met this burden that the Proposal is excludable under Rules 14a-8(i)(7).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

**Attachment A**
**Text of the Shareholder Proposal**

**Policy on financial flows and US national security**

**WHEREAS:**

US national security may be jeopardized by the failure of banks to prevent transactions that transfer wealth to terrorists and other organizations operating against US interests. For instance, JPMorgan Chase agreed to pay $88.3 million to the treasury department in 2011 to settle allegations that it had processed roughly $178.5 million for Cubans in 2005 and an improper $2.9 million loan in 2009 to a bank tied to Iran's government on a shipping line. The shipping line was known to carry weapons for terrorist organizations.

New York Dist. Atty. Robert Morgenthau has reported that Iranian entities move money all over the world without detection, including through banks located in Manhattan, in order to pay for materials necessary to develop nuclear weapons, long-range missiles and roadside bombs.

Jack Blum, former head of the United Nations Experts Group on Asset Recovery and a Former Investigator for the Senate Committee on Foreign Relations Subcommittee on Narcotics, Terrorism and International Operations, has stated in a hearing of the US Senate Homeland Security Committee that the single most important tool for people trying to hide money from law enforcement is the anonymous shell corporation.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds such as these through our company and the financial system.

**RESOLVED:**
Shareholders request that the Board adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests, based upon the following principles:

- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

- That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to transparency requirements that allow banks to scrutinize transactions for money laundering.

- That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.



O'MELVENY & MYERS LLP

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**1934 Act/Rule 14a-8**

January 14, 2013

**VIA E-MAIL (*shareholderproposals@sec.gov*)**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Harrington (the ***"Proponent"***) from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the ***"2013 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

† In association with Tumbuan & Partners

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@omm.com or via facsimile at (202) 383-5414, and to John Harrington, the Proponent, via email at john@harringtoninvestments.com or via facsimile at (707) 257-7923.

## *I. SUMMARY OF THE PROPOSAL*

On November 9, 2012, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2013 Proxy Materials. The Proposal reads as follows:

> "RESOLVED:
>
> Shareholders request that the Board adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests, based upon the following principles:
>
> - That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.
> - That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to transparency requirements that allow banks to scrutinize transactions for money laundering.
> - That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms."

## *II. EXCLUSION OF THE PROPOSAL*

### *A. Basis for Exclusion of the Proposal*

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2013 Proxy Materials in reliance on paragraph (i)(7) of Rule 14a-8, as the proposal deals with matters relating to the Company's ordinary business operations.

### *B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as It Deals With Matters Relating to the Company's Ordinary Business Operations*

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the

Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the Board of Directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

***1. It is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7)***

As addressed below, the Proposal relates to the Company's ordinary business operations; specifically, the Proposal relates to the financial services the Company offers to its customers and its compliance with laws and regulations. As a threshold matter, however, it is important to note that it is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7) to the Proposal.

The subject matter of the Proposal -- policies and regulations to curb "illicit financial flows" -- clearly is a matter relating to the Company's ordinary business. In this regard, the Commission stated in 1983:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form Special Committees to study a segment of their business would not be excludable under rule 14a8-([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)."[1]

Applying the Commission's 1983 statement to the Proposal renders a clear conclusion -- if the subject matter of the Proposal is not a "significant social policy issue," it is the subject

---

1 *See* SEC Release No. 34-20091 (August 16, 1983).

matter of the Proposal and not the specific action requested that is to be considered in determining the application of Rule 14a-8(i)(7). As neither the Commission nor the Staff has determined that measures to prevent "illicit financial flows" are a "significant policy issue" for purposes of Rule 14a-8(i)(7), the subject matter of the Proposal is to be considered in determining whether the proposal deals with a matter that relates to the ordinary business operations of the Company. *See JPMorgan Chase & Co.* (February 17, 2011) ) (***"JPMorgan 2011"***), *Bank of America Corporation* (February 17, 2011), and *Citigroup Inc.* (February 17, 2011) (permitting exclusion of a proposal nearly identical to the present Proposal, on the grounds that the subject matter pertained to ordinary business operations, and did not raise a significant social policy issue); *see also Citicorp* (January 8, 1997) (concurring in the exclusion of a proposal seeking a report on the company's policies and procedures to monitor the use of accounts by customers to transfer capital under the predecessor to Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of the company (*i.e.*, monitoring illegal transfers through customer accounts)) and *Citigroup Inc.* (February 21, 2007) (discussed below).

The manner of implementing the Proposal, whether it is the issuance of a report or the formation of a special committee as discussed by the Commission, or the adoption of principles as provided in the Proposal, is irrelevant to the application of Rule 14a-8(i)(7) to the Proposal. The subject matter of the Proposal relates to the Company's ordinary business operations. Specifically, a significant portion of the Company's business is providing products and services to customers and other participants in the "financial system" in compliance with legal requirements designed to curb the movement of illicit funds through financial institutions. As explained in the Supporting Statement, the subject matter of the Proposal is "the flow of illicit funds through our company and the financial system." Applying the Rule 14a-8(i)(7) analysis mandated by the Commission to the subject matter of the Proposal and the Company's ordinary business operations results in a straightforward question that determines the application of Rule 14a-8(i)(7) to the Proposal -- do the laws, regulations and procedures designed to prevent illicit financial flows in the United States and internationally relate to the ordinary business operations of a company in the business of providing financial services in the United States and internationally? Only if the answer to that question is "no" can it be concluded that the Company may not exclude the Proposal in reliance on Rule 14a-8(i)(7). We believe that the answer to that question is "yes" and, as such, the Company may properly exclude the Proposal in reliance on Rule 14a-8(i)(7).

The Company is a global financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. As such, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions as to whether to offer particular products and services to its customers, the manner in which the Company selects those products and services, and the manner in which the Company complies with the laws and regulations put in place to prevent money laundering and other prohibited activities. Indeed, these decisions are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception set forth in Rule 14a-8(i)(7).

**2. *The Proposal may be omitted in reliance on Rule 14a-8(i)(7) because it relates to the Company's products and services***

In *JPMorgan 2011*, the Staff concurred with the Company's view that it could exclude a nearly identical proposal (the ***"2011 Proposal"***) by the Proponent because it concerned the Company's ordinary business operations. Specifically, the Staff stated "[t]here appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue." In *Bank of America* (February 17, 2011) and *Citigroup* (February 17, 2011), the Staff also concurred that those companies could exclude the same proposal from their 2011 proxy materials under Rule 14a-8(i)(7).

Like the 2011 Proposal, the present Proposal relates to the Company's ordinary business operations. The present Proposal is nearly identical to the 2011 Proposal, as demonstrated in the following chart (language not included in the 2011 Proposal is underlined in the current Proposal):

| 2013 Proposal | 2011 Proposal |
|---|---|
| ***Paragraph 1:***<br><br>"RESOLVED:<br><br>Shareholders request that the Board adopt <u>public policy</u> principles for national and international reforms to prevent illicit financial flows, <u>especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests</u>, based upon the following principles:" | ***Paragraph 1:***<br><br>"RESOLVED:<br><br>Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:" |
| *Not included in the 2013 Proposal* | ***Paragraph 2:***<br><br>"That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry." |

| *Paragraph 3:*<br><br>"That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to transparency requirements that allow banks to scrutinize transactions for money laundering." | *Paragraph 3:*<br><br>"That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards." |
|---|---|
| *Paragraph 2:*<br><br>"That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations." | *Paragraph 4:*<br><br>"That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations." |
| *Paragraph 4:*<br><br>"That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms." | *Paragraph 5:*<br><br>"That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms." |

As demonstrated by this chart, the present Proposal is substantially identical to the 2011 Proposal and asks the Company to take the same actions (*i.e.*, adopt principles for national and international reforms to prevent illicit financial flows) regarding the products and services it offers. The only differences between the proposals are: (1) stylistic word changes to paragraphs one and three; and (2) removal of paragraph two of the 2011 Proposal. These changes do not alter the substance of the Proposal, which, like the 2011 Proposal, relates to the Company's ordinary business operations (*i.e.*, principles regarding the products and services that the Company offers). Therefore, as it demonstrated with regard to the 2011 Proposal, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7).

Similar concerns as those raised by the Proposal and Supporting Statement were raised in *JPMorgan Chase & Co.* (February 26, 2007), *Bank of America Corporation* (February 21, 2007), and *Citigroup Inc.* (February 21, 2007). In these situations, the companies received three nearly identical shareholder proposals requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance. In its no-action request regarding the shareholder proposal, Citigroup expressed its view that "policies governing whether Citigroup will engage in any particular financial service for our clients are formulated and implemented in the ordinary course of the Company's business operations" and requested exclusion of the proposal because it "usurps management's authority by allowing stockholders to manage the banking and financial relationships that the Company has with its customers." The Staff concurred with the views of each of these three companies that the proposals could be omitted in reliance on Rule 14a-8(i)(7) as related to ordinary business operations (*i.e.*, the sale of particular services). As in these situations, the Proposal seeks policies regarding the Company's basic business decisions as to which products and services to offer, to whom to offer those products and services, and the manner in which it should best satisfy its legal obligations to screen and monitor customer activities for illegal activities.

In *Bank of America Corporation* (March 10, 2009), the Staff concurred with the view that a proposal requesting the termination of the company's acceptance of matricula consular cards for identification when providing banking services could be omitted in reliance on Rule 14a-8(i)(7) as relating to the ordinary business operations (*i.e.*, the sale of a particular service). In that matter, the supporting statement to that proposal asserted: "Since the U.S. government believes that the matricula consular cards are primarily used by illegal aliens, the Bank should not be accepting such cards as proper identification for its customers. The Bank encourages illegal immigrants to use its services and consequently their residency [by accepting matricula cards as a form of identification]." Despite the proponent's view that Bank of America's actions promoted "illegal activity," the Staff concurred that decisions regarding the types of identification to accept for banking services were ordinary business matters. Similarly, the Supporting Statement cites the Company's recent settlement with the U.S. Department of the Treasury relating to alleged transactions with Cuban and Iranian interests between 2005 and 2009 as support for the view that the financial industry could benefit from promoting public policies that address some of the external factors that contribute to the flow of illicit funds. Consistent with Commission statements and prior Staff precedent, however, the manner in which the Company provides products and services to its customers, including determinations regarding the sort of information to require of new customers and the safeguards to put in place to monitor customer accounts, is precisely the type of ordinary business matters addressed in Rule 14a-8(i)(7).

Because the Proposal and Supporting Statement address ordinary business matters relating to the provision of products and services, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

***3. The Proposal may be omitted in reliance on Rule 14a-8(i)(7) because it relates to the Company's legal compliance program***

The Proposal requests that the board adopt principles for reform to prevent illicit financial flows. As a global financial services firm, the Company is subject to myriad international, federal, and state laws and regulations. As part of its ordinary day-to-day business, the Company has established mechanisms to monitor its compliance with its legal requirements and to determine whether there is any need for an investigation into a particular matter. The Proposal's focus on compliance with or adoption of new laws intended to prevent illicit financial flows impermissibly interferes with the discretion of Company's management in this highly complex business area.

The Staff has taken the position that a proposal presenting very similar issues to the Proposal could be omitted in *H.R. Block, Inc.* (June 26, 2006). In *H.R. Block, Inc.*, the company expressed its view that a proposal seeking to establish a special committee of independent directors to review the company's sales practices after allegations of fraudulent marketing by the New York State Attorney General related to the company's ordinary business operations. In particular, H&R Block argued that "the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors." Similarly, the Supporting Statement makes reference to certain statements made by industry participants and a settlement between the Company and the U.S. Department of the Treasury as evidence of a perceived deficiency in the manner in which the Company (and other financial institutions and actors in financial transactions) comply with existing laws and regulations. This kind of compliance issue is an ordinary business matter.

The Company believes that omission of the Proposal is further supported by a long line of Staff precedent recognizing that proposals addressing a company's compliance with state and federal laws and regulations relate to ordinary business matters. *See, e.g., Yum! Brands, Inc.* (March 5, 2010) (concurring in the omission of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (same); *FedEx Corporation* (July 14, 2009) (concurring in the omission of a proposal seeking establishment of a committee to prepare a report on the company's compliance with state and federal laws governing proper classification of employees and independent contractors in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *The AES Corporation* (March 13, 2008) (concurring in the omission of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the omission of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *The AES Corporation* (January 9, 2007) (concurring in the omission of a proposal seeking establishment of a committee to monitor the company's compliance with applicable laws, rules, and regulations of the federal, state, and local governments, and the company's Code of Business Conduct and Ethics in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program).

The Proposal seeks Company action with regard to the flow of illicit funds through the financial system, including promoting strict adherence to anti-money laundering safeguards by actors in financial market transactions. As part of its ordinary day-to-day business, the Company has established policies and procedures designed for compliance with its legal obligations relating to the subject matter of the Proposal. Because the Proposal seeks to impact the

Company's implementation of its legal compliance program as described above, the Proposal may be properly omitted under Rule 14a-8(i)(7).

***4. Conclusion***

Based on the Staff's concurrence that the 2011 Proposal related to the Company's ordinary business operations and the additional arguments set forth above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8(i)(7).

## *III. CONCLUSION*

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2013 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2013 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Harrington, Harrington Investments, Inc.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

# EXHIBIT A


HARRINGTON
INVESTMENTS, INC.

RECEIVED BY THE
NOV 09 2012
OFFICE OF THE SECRETARY

November 8, 2012

Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Secretary,

As a beneficial owner of JP Morgan Chase stock, I am submitting the enclosed shareholder resolution for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of JP Morgan Chase common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

## Policy on financial flows and US national security

**WHEREAS:**

US national security may be jeopardized by the failure of banks to prevent transactions that transfer wealth to terrorists and other organizations operating against US interests. For instance, JPMorgan Chase agreed to pay $88.3 million to the treasury department in 2011 to settle allegations that it had processed roughly $178.5 million for Cubans in 2005 and an improper $2.9 million loan in 2009 to a bank tied to Iran's government on a shipping line. The shipping line was known to carry weapons for terrorist organizations.

New York Dist. Atty. Robert Morgenthau has reported that Iranian entities move money all over the world without detection, including through banks located in Manhattan, in order to pay for materials necessary to develop nuclear weapons, long-range missiles and roadside bombs.

Jack Blum, former head of the United Nations Experts Group on Asset Recovery and a Former Investigator for the Senate Committee on Foreign Relations Subcommittee on Narcotics, Terrorism and International Operations, has stated in a hearing of the US Senate Homeland Security Committee that the single most important tool for people trying to hide money from law enforcement is the anonymous shell corporation.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds such as these through our company and the financial system.

**RESOLVED:**

Shareholders request that the Board adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests, based upon the following principles:

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to transparency requirements that allow banks to scrutinize transactions for money laundering.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

*charles* SCHWAB
ADVISOR SERVICES



November 8, 2012

Attn: Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

RE: Account
Harrington Inv Inc 401k Plan
FBO John C. Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of JP Morgan Chase (Symbol: JPM) in the account referenced above. These shares have been held continuously since initial purchase on 01/06/09.

Should additional information be needed, please feel free to contact me directly at 888-819-7463 between the hours of 10:00am and 6:30pm EST.

Sincerely,



Cannon C. Wray
Senior Relationship Specialist
Advisor Services
Charles Schwab & Co. Inc.

CC: John Harrington